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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
(RULE 14d-100)
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BIOJECT MEDICAL TECHNOLOGIES INC.
(Name of subject company issuer)

BIOJECT MEDICAL TECHNOLOGIES INC.
(Name of filing persons, offeror)

Options to Purchase Common Stock
(Title and Class of Securities)

09059T 20 6
(CUSIP Number of Class of Securities of Underlying Common Stock)

John Gandolfo
Chief Financial Officer and Vice President, Finance
Bedminster Professional Center
211 Somerville Road (Route 202 North)
Bedminster, NJ 07921
(908) 470-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Todd A. Bauman, Esq.
Steven H. Hull, Esq.
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$481,323	$60.98
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 423,287 shares of common stock of Bioject Medical Technologies Inc., having an aggregate value of $481,323 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of July 26, 2004.

**
$126.70 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 7 for Fiscal Year 2004.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$60.98
Filing Party:	Bioject Medical Technologies Inc.
Form or Registration No.:	Schedule TO-I
Date Filed:	July 29, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          ☐ third-party tender offer subject to Rule 14d-1.

          ☒ issuer tender offer subject to Rule 13e-4.

          ☐ going-private transaction subject to Rule 13e-3.

          ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

        ITEM 4. TERMS OF THE TRANSACTION

SIGNATURE

SCHEDULE TO
(AMENDMENT NO. 3)

        This final Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on July 29, 2004, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 4, 2004 and Amendment No. 2 filed with the Securities and Exchange Commissions August 6, 2004, relating to our offer to exchange outstanding options to purchase shares of our common stock held by eligible employees for a designated number of new options to be granted under the Bioject Medical Technologies Inc. Restated 1992 Stock Incentive Plan.

        The offer expired at 11:59 p.m. Pacific Time on August 25, 2004. The Company has accepted and canceled all eligible options that were properly submitted for exchange.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO-I/A is hereby supplemented as follows:

        The offer under the Bioject Medical Technologies Inc. Offer to Exchanged expired at 11:59 p.m. Pacific Time on August 25, 2004. Of the 42 employees who were eligible to participate, 31 participated. Of the 423,287 options eligible to be tendered in the offer, the Company has accepted for cancellation options to purchase 336,928 shares of its common stock. Upon the terms and subject to the conditions of the offer, we expect to grant options to purchase an aggregate of 136,331 shares of our common stock in exchange for such tendered options on or about February 28, 2005 (the first business day at least six months and one day from the expiration of the offer). The new options will be issued with a grant, or exercise price, equal to the closing price of the Company's common stock on The Nasdaq SmallCap Market on the date of the grant of the new options (subject to the terms and conditions of the offer).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2004	BIOJECT MEDICAL TECHNOLOGIES INC.
	By:	/s/ JOHN GANDOLFO Chief Financial Officer and Vice President, Finance

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TABLE OF CONTENTS
SCHEDULE TO (AMENDMENT NO. 3)
  ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE